VIA EDGAR

September 3, 2024

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

100 F Street, N.E.

Washington, DC 20549

Attention:	Blaise Rhodes
Doug Jones
Brian Fetterolf
Erin Jaskot

Re:	Powell Max Limited
File No. 333-279859 Registration Statement on Form F-1 as amended

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, WallachBeth Capital LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on September 4, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the preliminary prospectus dated July 30, 2024, to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

WallachBeth Capital LLC

By:	/s/ Eric Schweitzer
Name:	Eric Schweitzer
Title:	Chief Compliance Officer